Exhibit 4.9

DESCRIPTION OF SECURITIES

The following is a summary of the material terms of our securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The summary is subject to and qualified in its entirety by reference to our amended and restated certificate of incorporation and bylaws, each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this exhibit is a part. The following also summarizes certain provisions of the Delaware General Corporation Law (the “DGCL”) and is subject to and qualified in its entirety by reference to the DGCL.

General

Our authorized capital stock consists of 150,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share, all of which shares of preferred stock are undesignated.

Common Stock

Each holder of our common stock is entitled to one vote for each share on all matters to be voted upon by the stockholders, and there are no cumulative rights. Subject to any preferential rights of any outstanding preferred stock, holders of our common stock are entitled to receive ratably the dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. If there is a liquidation, dissolution or winding up of our company, holders of our common stock would be entitled to share in our assets remaining after the payment of liabilities and any preferential rights of any outstanding preferred stock.

In all matters, other than the election of directors and except as otherwise required by law, the affirmative vote of the majority of shares present or represented by proxy at a meeting and entitled to vote on the subject matter shall be the act of the stockholders. Directors are elected by a plurality of the votes of the shares present in person or represented by proxy and entitled to vote on the election of directors.

Holders of our common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The outstanding shares of common stock are fully paid and non-assessable. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Our common stock is listed on the Nasdaq Global Select Market under the symbol SCOR. The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company, LLC. Its address is 59 Maiden Lane, Plaza Level, New York, NY 10038, and its telephone number is (800) 937-5449.

Warrants

In June 2019, we issued warrants, including Series A and Series B-2 Warrants, to CVI Investments, Inc. (“CVI”) in connection with a private placement that closed on June 26, 2019 (the “Closing Date”).
The Series A Warrants are exercisable for a period of five years from the Closing Date and are currently exercisable into 5,457,026 shares of common stock. The exercise price for the Series A Warrants is $12.00.
The Series B-2 Warrants are exercisable by the holders at any time prior to the twelve-month anniversary of the Closing Date, as adjusted pursuant to the terms of the Series B-2 Warrants. The Series B-2 Warrants provide the holders the right to purchase an aggregate of up to 1,121,076 shares of common stock at an exercise price of $8.92.
If all of the Series B-2 Warrants have not been exercised prior to their expiration date, we will have the right, subject to prior notice to the holders and certain equity, volume and other conditions, to force the exercise of any unexercised portion of the Series B-2 Warrants by such holders. The forced exercise price for the Series B-2 Warrants,

Exhibit 4.9

if applicable, will be 85.0% of the VWAP of our common stock on the date immediately preceding the expiration date of the Series B-2 Warrants.
The exercise prices for the Series A and Series B-2 Warrants are subject to anti-dilution adjustment in certain circumstances. In addition, if and to the extent the exercise of any warrants would, together with the issuances of common stock to CVI on the Closing Date and the shares issued pursuant to the exercise of any other warrants, result in the issuance of 20.0% or more of our outstanding common stock on the Closing Date, then we intend to, in lieu of issuing such shares, settle the obligation to issue such shares in cash. CVI may not exercise such warrants to the extent (but only to the extent) it or any of its affiliates would beneficially own a number of shares of our common stock which would exceed 4.99%. CVI has the right, in its discretion, to raise this threshold up to 9.99% with 60 days' notice to us.
Applicable Forum, Venue, and Jurisdiction

Our bylaws establish the Court of Chancery in the State of Delaware as the exclusive forum for any derivative action or proceeding brought by or on behalf of the company, any action asserting a breach of fiduciary duty by a director, officer or employee of the company to the company or its stockholders, any action asserting a claim under the DGCL, our amended and restated certificate of incorporation or bylaws, or any action asserting a claim governed by the internal affairs doctrine unless otherwise agreed to by us.

However, the exclusive forum provision would not apply to suits brought to enforce any liability or duty created by the Securities Act of 1933, as amended, or the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction. To the extent any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for the federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Effect of Certain Provisions of our Amended and Restated Certificate of Incorporation and Bylaws and the Delaware Anti-Takeover Statute

Some provisions of Delaware law and our amended and restated certificate of incorporation and bylaws contain provisions that could make the following transactions more difficult:

•	acquisition of us by means of a tender offer;

•	acquisition of us by means of a proxy contest or otherwise; or

•	removal of our incumbent officers and directors

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids and to promote stability in our management. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors.

Amended and Restated Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation and our bylaws provide for the following:

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Undesignated Preferred Stock. The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue one or more series of preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of the company. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of us.

Exhibit 4.9

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Stockholder Meetings. Our charter documents provide that a special meeting of stockholders may be called only by resolution adopted by the board of directors, the chairman of the board of directors or the chief executive officer.

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Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

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Board Classification. Our board of directors is divided into three classes. The directors in each class serve for a three-year term, one class being elected each year by our stockholders. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

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Limits on Ability of Stockholders to Act by Written Consent. We have provided in our certificate of incorporation that our stockholders may not act by written consent. This limit on the ability of our stockholders to act by written consent may lengthen the amount of time required to take stockholder actions. As a result, a holder controlling a majority of our capital stock would not be able to amend our bylaws or remove directors without holding a meeting of our stockholders called in accordance with our bylaws.

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Amendment of Certificate of Incorporation and Bylaws. The amendment of the above provisions of our amended and restated certificate of incorporation and bylaws requires approval by holders of at least two-thirds of our outstanding capital stock entitled to vote generally in the election of directors.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

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upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

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on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, lease, exchange, mortgage, transfer, pledge or other disposition of 10% or more of either the assets or outstanding stock of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

Exhibit 4.9

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any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.
In general, Section 203 defines interested stockholder as an entity or person who, together with affiliates and associates, beneficially owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.